SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                            Form 10-K

(Mark One)

 X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
          For Fiscal Year Ended December 31, 1994

                               OR

____ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 Commission File Number: 1-4639

                         CTS CORPORATION
     (Exact name of registrant as specified in its charter)

           Indiana                            35-0225010
(State or other jurisdiction of         (IRS Employer Identifi-
incorporation or organization)          cation Number)

905 West Boulevard North, Elkhart, Indiana             46514
 (Address of principal executive offices)            (Zip Code)

Registrant's telephone number, including area code:   219-293-7511

Securities registered pursuant to Section 12(b) of the Act:

                                        Name of Each Exchange
     Title of Each Class                 on Which Registered

Common stock, without par value         New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant has: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      Yes    X             No

Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
                                                       X
There were 5,193,854 shares of Common Stock, without par value, outstanding on March 10, 1995.

The aggregate market value of the voting stock held by non-affiliates of CTS Corporation was approximately $80 million on March 10, 1995.


               DOCUMENTS INCORPORATED BY REFERENCE


     (1) Portions of the CTS Corporation 1994 Annual Report for the fiscal year ended December 31, 1994, incorporated by reference in Part I and Part II.

     (2) Portions of the 1995 Proxy Statement for annual meeting of stockholders to be held on April 28, 1995, incorporated by reference in Part III.

     (3) Certain portions of the CTS Corporation Form 10-K for the 1987 fiscal year ended January 3, 1988, incorporated by reference in Part IV.

     (4) Certain portions of Registration Statement No. 33-27749, effective March 23, 1989, incorporated by reference in
          Part IV.

     (5) Certain portions of the 1989 Proxy Statement for annual meeting of stockholders held April 28, 1989, incorporated by reference in Part IV.

     (6) Certain portions of the CTS Corporation Form 10-K for the 1989 fiscal year ended December 31, 1989, incorporated by reference in Part IV.

     (7) Certain portions of the CTS Corporation Form 10-K for the 1991 fiscal year ended December 31, 1991, incorporated by reference in Part IV.

     (8) Certain portions of the CTS Corporation Form 10-K for the 1992 fiscal year ended December 31, 1992, incorporated by reference in Part IV.


                EXHIBIT INDEX -- PAGES 17 AND 18

                             Part I


Item 1.   Business

        INTRODUCTION AND GENERAL DEVELOPMENT OF BUSINESS

The registrant, CTS Corporation (CTS or Company), is an Indiana corporation incorporated in 1929 as a successor to a company started in 1896. CTS' principal executive offices are located at 905 West Boulevard North, Elkhart, Indiana 46514, telephone number
(219) 293-7511.

CTS designs, manufactures and sells electronic components. The engineering and manufacturing of CTS products is performed at 16 facilities worldwide. CTS products are sold through sales engineers, sales representatives, agents and distributors.

In March 1987, a settlement was announced between CTS and Dynamics Corporation of America (DCA), terminating the sale process of the Company and resolving all disputes between CTS and DCA. Subsequently, the United States Supreme Court held that the Control Share Acquisition Chapter of the Indiana Business Corporation Law was constitutional. As a result of the Court's decision, the issue of voting rights of 1,020,000 shares of CTS common stock acquired by DCA in 1986 was submitted to a vote of CTS stockholders at the 1987 annual meeting. The affirmative vote of the majority of all shares eligible to vote was necessary to grant voting rights. DCA was not eligible to vote on the issue. The stockholders voted not to grant voting rights to DCA on these shares. The Court's decision did not have an impact on the voting rights in additional shares of CTS common stock previously or subsequently acquired by DCA. In May 1988, the settlement agreement expired pursuant to its terms. At the end of 1994, DCA owned 2,222,100 shares (42.9%) of CTS common stock, including the 1,020,000 shares without voting rights.

In January 1990, the Company formally announced the closing of its Switch Division located in Paso Robles, California. The Paso Robles manufacturing operations were relocated to the Company's facilities in Taiwan and Bentonville, Arkansas. During 1992, the Company completed the sale of the Paso Robles manufacturing plant and most of the associated real estate for $1.9 million. A pretax-tax gain of $0.9 was realized from the sale. The manufacturing operations for certain variable resistor and selector switch products, which formerly were performed in Elkhart, Indiana, were also transferred to Bentonville in 1990, to take advantage of any efficiencies to be gained in consolidating such operations in Bentonville. The buildings located in Elkhart which housed the plastics molding, and element production, were vacated, with these manufacturing operations being consolidated into the main Elkhart plant.

CTS announced in July 1990 that its facility near Glasgow, Scotland, would be expanded in order to manufacture and sell additional electronic products in Europe. The total capital investment has been approximately $11 million as of December 31, 1994. Automotive throttle position sensors and precision and clock oscillators were added to the product lines already manufactured in Scotland. The decision to expand the Scottish facility was based on several factors, including the excellent business climate and skills base in Scotland and the anticipated full participation of the United Kingdom in the European Economic Community. The expansion of the Scotland facility represents a major effort by CTS to serve the large and rapidly growing European market on a direct basis.

In November 1991, construction was completed on a 53,000 square foot manufacturing facility in Bangkok, Thailand. During 1992, the Company idled operations at this facility. During 1994, a three-year lease was finalized with an international computer peripheral manufacturer for this property. The annual rental amount is approximately U.S. $345,000.

Also during 1991, the Company significantly reduced the operating activities at its Brownsville, Texas, facility and plans to sell this property. A portion of the Brownsville facility is currently under a leasing arrangement which expires in 1999, at an annual rental amount of approximately $60,000.

The manufacturing space owned by CTS in Hong Kong, which consisted of two floors in a multi-story building, was sold in March 1991. One floor was leased back by CTS for the continuation of its manufacturing operations in Hong Kong. During 1992, the Company terminated this lease and discontinued its manufacturing operations in Hong Kong.

During 1994, the Company purchased the assets of AT&T Microelectronics' light emitting diode based optic data link products business. The transaction also included sales contracts, backlog, intellectual property, trademarks, and the design and manufacturing technology. These products will be manufactured in the Microelectronics West Lafayette, Indiana, facility.


           FINANCIAL INFORMATION ON INDUSTRY SEGMENTS

All of the Company's products are considered one industry segment. Sales to unaffiliated customers, operating profit and identifiable assets, by geographic area, are contained in "Note I - Business Segment and Non-U.S. Operations," pages 21-23, of the CTS Corporation 1994 Annual Report, and is incorporated herein by reference.


             PRINCIPAL BUSINESS AND PRODUCTS OF CTS

CTS is primarily in the business of developing, manufacturing and selling a broad line of electronic components principally serving the electronic needs of original equipment manufacturers (OEMs).


The Company sells classes of similar products consisting of the following:

     Automotive control devices         Loudspeakers
     Electronic connectors              Programmable switches
     Frequency control devices          Resistor networks
     Hybrid microcircuits               Selector switches
     Industrial electronics             Variable resistors

Most products within these product classes are manufactured by CTS from purchased raw materials or subassemblies. Some products sold by CTS are purchased and resold under the Company's name.

During the past three years, five classes of similar product lines accounted for 10% or more of consolidated revenue during one or more years, as follows:

                                 Percent of Consolidated Revenue
Class of Similar Products          1994      1993      1992

Automotive Control Devices          30        26        20
Electronic Connectors               17        14        17
Frequency Control Devices           15        15        17
Resistor Networks                   11        14        16
Hybrid Microcircuits                10        14        11
Other                               17        17        19

Total                              100%      100%      100%


                             MARKETS

CTS estimates that its products have been sold in the following segments of the electronics OEM and distribution markets and in the following percentages during the preceding three fiscal years:

                                 Percent of Consolidated Revenue
Markets                            1994      1993      1992

Automotive                         38         32        25
Data Processing                    17         22        20
Communications Equipment           17         17        18
Defense and Aerospace              11         12        17
Instruments and Controls            9          9        12
Distribution                        5          4         5
Consumer Electronics                3          4         3

   Total                          100%       100%      100%

Products for the automotive market include throttle position sensors, switch assemblies for operator interface, exhaust gas recirculation subsystems, variable resistors and switches for automotive entertainment systems and other applications, and loudspeakers.

Products for the data processing market include resistor networks, frequency control devices, programmable switches and hybrid microcircuits. Products for this market are principally used in computers and computer peripheral equipment.

In the communications equipment market, CTS products include frequency control devices, hybrid microcircuits, switches and resistor networks. Products for this market are principally used in telephone equipment and in telephone switching systems.

CTS products for the defense and aerospace market, usually procured through government contractors or subcontractors, are electronic connectors, hybrid microcircuits, backpanels, frequency control devices and programmable key storage devices.

Products for the instruments and controls market include hybrid microcircuits, variable resistors and switches. Principal end uses are medical electronic devices and electronic testing, measuring and servicing instruments.

In the distribution market, CTS' primary products include programmable switches, resistor networks and frequency control devices.
In this market, standard CTS products are sold for a wide variety of applications.

Products for the consumer electronics market, primarily variable resistors and switches, are principally used in home entertainment equipment and appliances.


                   MARKETING AND DISTRIBUTION

Sales of CTS electronic components to original equipment manufacturers are principally by CTS sales engineers and manufacturers' representatives. CTS maintains sales offices in Elkhart, Indiana; Detroit, Michigan; and in the United Kingdom, Hong Kong, Taiwan and Japan. Various regions of the United States are serviced by sales engineers working out of their homes. The sale of electronic components is relatively integrated such that most of the product lines of CTS are sold through the same field sales force. Approximately 40% of net sales in 1994 were attributable to coverage by CTS sales engineers.

Generally, CTS sales engineers service the Company's largest customers with application specific products. CTS sales engineers work closely with major customers in determining customer requirements and in designing CTS products to be provided to such customers.

CTS uses the services of independent sales representatives and distributors in the United States and other countries for customers not serviced by CTS sales engineers. Sales representatives receive commissions from CTS. During 1994, about 55% of net sales were attributable to coverage by sales representatives. Independent distributors purchase products from CTS for resale to customers.
In 1994, independent distributors accounted for about 5% of net sales.

                          RAW MATERIALS

Generally, CTS' major raw materials are steel, copper, brass, certain precious metals, resistive and conductive inks, passive components and semiconductors, used in several CTS products; ceramic materials used particularly in resistor networks and hybrid microcircuits; synthetic quartz used in frequency control devices; and laminate material used in printed circuit boards. These raw materials are purchased from several vendors, and except for certain semiconductors, CTS does not believe that it is dependent on one or on a very few vendors. In 1994, all of these materials were available in adequate quantities to meet CTS' production demands.

The Company does not presently anticipate any raw material shortages which would significantly affect production. However, the lead times between the placement of orders for certain raw materials and actual delivery to CTS are quite variable, and the Company may from time to time be required to order raw materials in quantities and at prices less than optimal to compensate for the variability of lead times for delivery.

Precious metals prices have a significant effect on the manufacturing cost and selling prices of many CTS products, particularly some programmable switches, electronic connectors and resistor networks. CTS has continuing programs to reduce the precious metals content of several products, when consistent with customer specifications.

                         WORKING CAPITAL

CTS does not usually buy inventories or manufacture products without actual or reasonably anticipated customer orders, except for some standard, off-the-shelf distributor products. The Company is not generally required to carry significant amounts of inven-tories to meet rapid delivery requirements because most customer orders are for custom products. CTS has entered into "just-in-time" arrangements with certain major customers in order to meet customers' just-in-time delivery needs.

CTS carries raw materials, including certain semiconductors, and certain work-in-process and finished goods inventories which are unique to a particular customer or to a small number of customers, and in the event of reductions in or cancellations of orders, some inventories are not useable or cannot be returned to vendors for credit. CTS generally imposes charges for the reduction or cancellation of orders by customers, and these charges are usually sufficient to cover the financial exposure of CTS to inventories which are unique to a customer. CTS does not customarily grant special return privileges or payment privileges to customers, although CTS' distributor program permits certain returns. CTS' working capital requirements are generally cyclical but not seasonal.

Working capital requirements are generally dependent on the overall business level. During 1994, working capital increased significantly to $65.9 million, as receivables and inventories increased in response to the greater sales. Also, short-term debt was reduced, generally being replaced by long-term obligations at relatively more favorable borrowing rates. Cash represents a significant part of the Company's working capital. Cash of various non-U.S. subsidiaries was held in U.S.-denominated cash equivalents at December 31, 1994. The cash, other than approximately $4.6 million, is generally available to the parent Company.


                PATENTS, TRADEMARKS AND LICENSES

CTS maintains a program of obtaining and protecting U.S. and non-
U.S. patents and trademarks. CTS believes that the success of its business is not materially dependent on the existence or duration of any patent, group of patents or trademarks.

CTS licenses the manufacture of several electronic products to companies in the United States and non-U.S. countries. In 1994 license and royalty income was less than 1% of net sales. CTS believes that the success of its business is not materially dependent upon any licensing arrangement where CTS is either the licensor or licensee.


                         MAJOR CUSTOMERS

CTS' 15 largest customers represented about 62%, 62% and 58% of net sales in 1994, 1993 and 1992, respectively.

Of the net sales to unaffiliated customers, approximately $49.4 million, $40.1 million and $30.7 million were derived from sales to General Motors Corporation in 1994, 1993 and 1992, respectively. During 1993 and 1992, $24.0 million and $19.3 million were derived from sales to International Business Machines Corporation.
However, during 1994 sales to this customer decreased to $4.4 million. CTS is dependent upon these and other customers for a significant percentage of its sales and profits, and the loss of one or more of these customers or reduction of orders by one or more of these customers could have a materially adverse effect upon the Company.


                        BACKLOG OF ORDERS

Backlog of orders does not necessarily provide an accurate indica-tion of present or future business levels for CTS. For many electronic products, the period between receipt of orders and delivery is relatively short. For large orders from major customers that may constitute backlog over an extended period of time, production scheduling and delivery are subject to change or cancellation by the customers on relatively short notice. At the end of 1994, the Company's backlog of orders was $82.7 million, compared with $70.5 million at the end of 1993. This increase was primarily attributable to increased demand from automotive and microelectronics customers.

The backlog of orders at the end of 1994 will generally be filled during the 1995 fiscal year.


                      GOVERNMENT CONTRACTS

CTS believes that about 11% of its net sales are associated with purchases by the U.S. Government or non-U.S. governments, principally for defense and aerospace applications. Because most CTS products procured through government contractors and subcontractors are for military end uses, the level of defense and aerospace market sales by CTS is dependent upon government budgeting and funding of programs utilizing electronic systems.

Almost all CTS sales involving government purchases are to primary government contractors or subcontractors. CTS is usually subject to contract provisions permitting termination of the contract, usually with penalties payable by the government; maintenance of specified accounting procedures; limitations on and renegotiations of profits; priority production scheduling; and possible penalties or fines against CTS for late delivery or substandard quality. Such contract provisions have not previously resulted in material uncertainties or disruptions for CTS.


                           COMPETITION

CTS competes with many domestic and non-U.S. manufacturers principally on the basis of product features, price, engineering, quality, reliability, delivery and service. Most product lines of CTS encounter significant competition. The number of significant competitors varies from product line to product line. No single competitor competes with CTS in every product line, but many competitors are larger and more diversified than CTS. Some competitors are divisions or affiliates of customers. CTS is subject to competitive risks typical in the electronics industry such as shorter product life cycles and new products causing existing products to become obsolete.

Some customers have reduced or plan to reduce the number of suppliers while increasing the volume of purchases from independent suppliers. Most customers are demanding higher quality, reliability and delivery standards from CTS as well as competitors. These trends may create opportunities for CTS while also increasing the risk of loss of business to competitors.

The Company believes that it competes most successfully in custom products manufactured to meet specific applications of major original equipment manufacturers.

CTS believes that it has some advantages over certain competitors because of its ability to apply a broad range of technologies and materials capabilities to develop products for the special requirements of customers. CTS also believes that it has an advantage over some competitors in its capability to sell a broad range of products manufactured to relatively consistent standards of quality and delivery. CTS believes that the relative breadth of its product lines and relative consistency in quality and delivery across product lines is an advantage to CTS in selling products to customers.

CTS believes that it is one of the largest manufacturers of automotive throttle position sensors.


        FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC
                   OPERATIONS AND EXPORT SALES

Information about revenue from sales to unaffiliated customers, operating profit and identifiable assets, by geographic area, is contained in "Note I - Business Segment and Non-U.S. Operations," pages 21-23, of the CTS Corporation 1994 Annual Report, and is incorporated herein by reference.

In 1994, approximately 34% of net sales to unaffiliated customers, after eliminations, were attributable to non-U.S. operations. This represents an increase from 28% of net sales attributable to non-U.S. operations in 1993. About 32% of total CTS assets, after eliminations, are non-U.S. Except for cash and equivalents, a substantial portion of these assets cannot readily be liquidated. CTS believes that the business risks attendant to its present non-U.S. operations, though substantial, are normal risks for non-U.S. businesses, including expropriation, currency controls and changes in currency exchange rates and government regulations.


               RESEARCH AND DEVELOPMENT ACTIVITIES

In 1994, 1993 and 1992, CTS spent $7.1, $5.7 and $6.1 million, respectively, for research and development. Most CTS research and development activities relate to new product and process developments or the improvement of product materials. Many such research and development activities are for the benefit of one or a limited number of customers or potential customers.

During 1994, except for the purchase of the light emitting diode based optic data link products assets, the Company did not enter into any new, significant product lines, but continued to introduce additional versions of existing products in response to present and future customer requirements.

                  ENVIRONMENTAL PROTECTION LAWS

In complying with federal, state and local environmental protection laws, CTS has modified certain manufacturing processes and expects to continue to make additional modifications. Such modifications that have been performed have not materially affected the capital expenditures, earnings or competitive position of CTS.

Certain processes in the manufacture of the Company's current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. The Company has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party (PRP) regarding hazardous waste remediation at several non-CTS sites. The factual circumstances of each site are different; the Company has determined that its role as a PRP with respect to these sites, even in the aggregate, will not have a material adverse effect on the Company's business or financial condition, based on the following:
1) the Company's status as a de minimis party; 2) the large number of other PRPs identified; 3) the identification and participation of many larger PRPs who are financially viable; 4) defenses concerning the nature and limited quantities of materials sent by the Company to certain of the sites; and 5) the Company's experience to-date in relation to the determination of its allocable share. In addition to these non-CTS sites, the Company has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against the Company with respect to other environmental matters. In the opinion of management, based upon presently available information, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position or results of operations of the Company.

There are claims against the Company with respect to environmental matters which the Company contests. In the opinion of management, based upon presently available information, either adequate provision for potential costs has been made, or the costs which ultimately might result will not materially affect the consolidated financial position or results of operations of the Company.


                            EMPLOYEES

CTS employed an average of 4,056 persons during 1994. About 45% of these persons were employed outside the United States at the end of 1994. Approximately 370 employees in the United States were covered by collective bargaining agreements as of December 31, 1994. One of the two collective bargaining agreements covering these employees will expire in 1995. The other agreement will expire in 1999.


Item 2.   Properties

CTS operations or facilities are at the following locations. The owned properties are not subject to material liens or encumbrances.

Location

Elkhart, IN                        521,813   Owned     -
Berne, IN                          248,726   Owned     -
Singapore                          158,926   Owned*    -
Kaohsiung, Taiwan                  132,887   Owned*    -
Streetsville,
Ontario, Canada                    111,740   Owned     -
West Lafayette, IN                 105,983   Owned     -
Sandwich, IL                        94,173   Owned     -
Brownsville, TX                     84,679   Owned     -
Bentonville, AR                     72,000   Owned     -
Glasgow, Scotland                   75,000   Owned     -
New Hope, MN                        55,000   Leased    December
(Science Center Dr.)                                   1998
Bangkok, Thailand                   53,000   Owned     -
Matamoros, Mexico                   50,590   Owned*    -
Baldwin, WI                         39,050   Owned     -
Cokato, MN                          36,000   Owned     -
Burlington, WI                       5,000   Leased    March
                                                       1995

   TOTAL                         1,844,567

 * Buildings are located on land leased under renewable leases.

The Company is currently seeking to sell some, or all, of the Streetsville, Ontario, Canada, facility and related property, and the Brownsville, Texas, manufacturing building. A portion of the Brownsville facility is currently under a leasing arrangement which expires in 1999. The annual rental income is approximately $60,000. Also, a portion of the New Hope, Minnesota, facility is currently under a sublease arrangement, which expires in 1998. The annual rental income is approximately $88,400.

The Company constructed the Bangkok, Thailand, facility during 1991. This facility was idled during 1992 and was idle for all of 1993. During 1994, the Company entered a three-year lease on this property at an annual rental amount of approximately U.S. $345,000.

The Company regularly assesses the adequacy of its manufacturing facilities for manufacturing capacity, available labor and location to the markets and major customers for the Company's products. CTS also reviews the operating costs of its facilities and may from time to time relocate facilities or certain manufacturing activities in order to achieve operating cost reductions and improved asset utilization and cash flow.


Item 3.   Legal Proceedings

Contested claims involving various matters, including environmental claims brought by government agencies, are being litigated by CTS, both in legal and administrative forums. In the opinion of management, based upon currently available information, adequate provision for potential costs has been made, or the costs which might ultimately result from such litigation or administrative proceedings will not materially affect the consolidated financial position of the Company or the results of operations.


Item 4.   Submission of Matters to a Vote of Security Holders

During the fourth quarter of 1994, no issue was submitted to a vote of CTS stockholders.


                             PART II


Item 5.   Market for the Registrant's Common Equity and Related
          Stockholder Matters

The principal market for CTS common stock is the New York Stock Exchange. Information relative to the high and low trading prices for CTS Common Stock for each quarter of the past two years and the frequency and amount of dividends declared during the previous two years can be located in "Stockholder Information," page 10, of the CTS Corporation 1994 Annual Report, incorporated herein by reference. On March 10, 1995, there were approximately 1,120 holders of record of CTS common stock.

The Company intends to continue a policy of considering dividends on a quarterly basis. The declaration of a dividend and the amount of any such dividend are subject to earnings, anticipated working capital, capital expenditure and other investment requirements, the financial condition of CTS and such other factors as the Board of Directors deems relevant.


Item 6.   Selected Financial Data

A summary of selected financial data for CTS, for each of the previous five fiscal years, is contained in the "Five-Year
Summary," page 11, of the CTS Corporation 1994 Annual Report, incorporated herein by reference.

Certain divestitures and closures of businesses and certain accounting changes affect the comparability of information contained in the "Five-Year Summary."

Item 7.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations

Information about liquidity, capital resources and results of operations, for the three previous fiscal years, is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations (1992-1994)," pages 25-27, of the CTS Corporation 1994 Annual Report, incorporated herein by reference.


Item 8.   Financial Statements and Supplementary Data

Consolidated financial statements, meeting the requirements of Regulation S-X, and the Report of Independent Accountants, are contained in pages 12-24 of the CTS Corporation 1994 Annual Report, incorporated herein by reference. Quarterly per share financial data is provided in "Stockholder Information," under the subheadings, "Quarterly Results of Operations" and "Per Share Data," on page 10 of the CTS Corporation 1994 Annual Report, and is incorporated herein by reference.


Item 9.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure

There were no disagreements.


                            PART III


Item 10.   Directors and Executive Officers of the Registrant

Information responsive to Items 401(a) and 401(e) of Regulation S-K pertaining to directors of CTS is contained in the 1995 Proxy Statement under the caption "Election of Directors," page 6, filed with the Securities and Exchange Commission, and is incorporated herein by reference.

Information responsive to Item 405 of Regulation S-K pertaining to compliance with Section 16(a) of the Securities Exchange Act of 1934 is contained in the 1995 Proxy Statement under the caption "Compliance with Section 16(a) of the Securities Exchange Act of 1934," page 7, filed with the Securities and Exchange Commission, and is incorporated herein by reference.

The individuals listed were elected as executive officers of CTS at the annual meeting of the Board of Directors on April 29, 1994, and are expected to serve as executive officers until the next annual meeting of the Board of Directors, scheduled on April 28, 1995, at which time the election of officers will be considered again by the Board of Directors.

Name                     Age       Position and Offices

Joseph P. Walker         56        Director, Chairman,
                                   President and Chief
                                   Executive Officer
Philip T. Christ         63        Group Vice President
Stanley J. Aris          54        Vice President Finance and
                                   Chief Financial Officer
Jeannine M. Davis        46        Vice President, Secretary
                                   and General Counsel
James L. Cummins         39        Vice President Human Resources
George T. Newhart        52        Corporate Controller
Gary N. Hoipkemier       40        Treasurer
James N. Hufford         55        Vice President Research,
                                   Development and Engineering
Donald R. Schroeder      46        Vice President Sales and
                                   Marketing

Joseph P. Walker has served as Chairman of the Board, President and Chief Executive Officer of CTS since 1988. Mr. Walker is a
Director of NBD Bank, N.A.

Philip T. Christ has served as Group Vice President since 1990.
Mr. Christ served as a Senior Vice President at Simplex Time
Recorder from 1976-1986.

Stanley J. Aris has served as Vice President, Finance and Chief
Financial Officer since May 18, 1992.  Prior to joining CTS, Mr.
Aris worked for two years as a business consultant. From 1989 to 1990 Mr. Aris served as Vice President, Finance of Hypres
Corporation.

Jeannine M. Davis has served as Vice President, General Counsel and Secretary since 1988. Between 1980 and 1988, she served as legal counsel, Assistant Secretary, Assistant General Counsel and
General Counsel of the Corporation.

James L. Cummins was elected Vice President Human Resources on February 25, 1994. Prior to this appointment, he served as Director, Human Resources, CTS Corporation from 1991-1994. From 1990-1991, Mr. Cummins served as Human Resources Director, CTS Corporation Electromechanical Group and in 1991 was appointed Assistant Human Resources Director, CTS Corporation.

George T. Newhart has served as Corporate Controller since 1989.
Prior to joining the Company in June 1989, he was Chief Financial and Administrative Officer of the Chelsea Electronic Distribution
Group from 1987-1989.

Gary N. Hoipkemier has served as Treasurer since 1989. He served as Chief Financial Officer of Riblet Products Corporation from
1988-1989.

James N. Hufford was elected Vice President Research, Development and Engineering on February 17, 1995. During the four years prior to this appointment, Mr. Hufford served as Manager and then Director of Corporate Research, Development and Engineering for the Corporation. From 1981 through 1991, Mr. Hufford held key engineering positions at the Corporation's Elkhart manufacturing facility.

Donald R. Schroeder was elected Vice President Sales and Marketing on February 17, 1995. During the six years prior to this appointment, Mr. Schroeder served as Business Development Manager for innovative and new technology for the CTS Microelectronics business unit in West Lafayette, Indiana. Prior to 1989, Mr. Schroeder held several other management and marketing positions with various operating units of the Corporation.


Item 11.   Executive Compensation

Information responsive to Item 402 of Regulation S-K pertaining to management remuneration is contained in the 1995 Proxy Statement in the captions "Executive Compensation," pages 8-9 and "Director Compensation," page 14, filed with the Securities and Exchange Commission, and is incorporated herein by reference.


Item 12.   Security Ownership of Certain Beneficial Owners and
           Management

Information responsive to Item 403 of Regulation S-K pertaining to security ownership of certain beneficial owners and management is contained in the 1995 Proxy Statement in the caption "Securities Beneficially Owned by Principal Stockholders and Management," pages 3-5 filed with the Securities and Exchange Commission, and is incorporated herein by reference.


Item 13.   Certain Relationships and Related Transactions

Dynamics Corporation of America (DCA) owned 2,222,100 (42.9%) of the Company's outstanding common stock as of December 31, 1994.
CTS purchased products from DCA totalling about $233,000 in 1994, $145,000 in 1993 and $93,000 in 1992, principally consisting of certain component parts used by CTS in the manufacture of frequency
control devices.   CTS had minimal sales to DCA in 1994, and no
sales in 1993 and 1992.


                             PART IV


Item 14.  Exhibits, Financial Statement Schedules and Reports on
          Form 8-K

(a) (1) and (2)

The list of financial statements and financial statement schedules required by Item 14 (a)(1) and (2) is contained on page S-1 herein.


(a)(3)   Exhibits

     (3)(a)    Articles of Incorporation, as amended April 16,
               1973, previously filed as exhibit (3)(a) to the Company's Form 10-K for 1987, and incorporated herein by reference.

     (3)(b) Bylaws, as amended and effective June 25, 1992, previously filed as exhibit (3)(b) to the Company's Form 10-K for 1992, and incorporated herein by reference.

     (10)(a)   Employment agreement dated June 24, 1994, between
               CTS and Joseph P. Walker, filed as exhibit (10)(a) to the Company's Form 10-K for 1994, and incorporated herein by reference.

     (10)(b)   Prototype indemnification agreement, with
               Lawrence J. Ciancia, Patrick J. Dorme, Gerald H. Frieling, Jr., Andrew Lozyniak, Joseph P. Walker, Philip T. Christ, Stanley J. Aris, Jeannine M. Davis, James L. Cummins, George T. Newhart and Gary
               N. Hoipkemier, previously filed as exhibit (10)(b) to the Company's Form 10-K for 1991, and incorporated herein by reference.

     (10)(c)   CTS Corporation 1982 Stock Option Plan, as amended
               February 24, 1989, was previously filed as exhibit
               (10)(d) to the Company's Form 10-K for 1989, and is incorporated herein by reference.

     (10)(d) CTS Corporation 1986 Stock Option Plan, approved by the stockholders at the reconvened annual meeting on May 30, 1986. The CTS Corporation 1986 Stock Option Plan is contained in Exhibit 4 to Registration Statement No. 33-27749, effective March 23, 1989, and is incorporated herein by reference.

(10)(e)   CTS Corporation 1988 Restricted Stock and Cash
               Bonus Plan, as adopted by the CTS Board of Directors on December 16, 1988, and approved by stockholders at the 1989 annual meeting of stock-holders on April 28, 1989. The CTS Corporation 1988 Restricted Stock and Cash Bonus Plan is contained in Appendix A, pages 11-15, of the 1989 Proxy Statement for the annual meeting of stockholders held April 28, 1989, under the caption "CTS Corporation 1988 Restricted Stock and Cash Bonus Plan," previously filed with the Securities and Exchange Commission, and is incorporated herein by reference.

     (13)      CTS Corporation 1994 Annual Report.

     (21)      Subsidiaries of CTS Corporation.

     (23) Consent of Price Waterhouse to incorporation by reference of this Annual Report on Form 10-K for the fiscal year 1994 to Registration Statement 2-84230 on Form S-8 and Registration Statement 33-27749 on Form S-8.


     Indemnification Undertaking

     For the purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into registrant's Registration Statements on Form S-8 Nos. 2-84230 (filed June 13, 1983) and 33-27749 (filed
     March 23, 1989):

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  March 17, 1995              By  /S/ Stanley J. Aris
                                     Stanley J. Aris
                                     Vice President Finance
                                     and Chief Financial Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date     March 17, 1995            By  /S/ Lawrence J. Ciancia
                                     Lawrence J. Ciancia,
                                     Director

Date     March 17, 1995            By  /S/ Patrick J. Dorme
                                     Patrick J. Dorme,
                                     Director

Date     March 17, 1995            By  /S/ Gerald H. Frieling, Jr.
                                     Gerald H. Frieling, Jr.,
                                     Director

Date     March 17, 1995            By  /S/ Andrew Lozyniak
                                     Andrew Lozyniak,
                                     Director

Date     March 17, 1995            By  /S/ Joseph P. Walker
                                     Joseph P. Walker,
                                     Director

Date     March 17, 1995            By  /S/ George T. Newhart
                                     George T. Newhart,
                                     Corporate Controller
                                     and principal accounting
                                     officer

Date     March 17, 1995            By  /S/ Jeannine M. Davis
                                     Jeannine M. Davis,
                                     Vice President, Secretary
                                     and General Counsel

                    ANNUAL REPORT ON FOR 10-K

              ITEM 14(a) (1) AND (2) AND ITEM 14(d)

 LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

                  FINANCIAL STATEMENT SCHEDULES

                  YEAR ENDED DECEMBER 31, 1994


                CTS CORPORATION AND SUBSIDIARIES

                        ELKHART, INDIANA


               FORM 10-K - ITEM 14(a) (1) AND (2)

                CTS CORPORATION AND SUBSIDIARIES

 LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES


The following consolidated financial statements of CTS Corporation and subsidiaries included in the annual report of the registrant to its shareholders for the year ended December 31, 1994, are incorporated by reference in Item 8:

     Consolidated balance sheets - December 31, 1994, and
     December 31, 1993

     Consolidated statements of earnings - Years ended
     December 31, 1994, December 31, 1993, and December 31,
     1992

     Consolidated statements of stockholders' equity - Years ended December 31, 1994, December 31, 1993, and Decem-ber 31, 1992

     Consolidated statements of cash flows - Years ended
     December 31, 1994, December 31, 1993, and December 31,
     1992

     Notes to consolidated financial statements

The following consolidated financial statement schedules of CTS
Corporation and subsidiaries, are included in item 14(d):

                                                            Page

     Schedule II - Valuation and qualifying accounts        S-3

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are inapplicable, not required or the information is included in the consolidated financial state-ments or notes thereto.

                    REPORT OF INDEPENDENT ACCOUNTANTS

                     ON FINANCIAL STATEMENT SCHEDULE



To the Board of Directors
of CTS Corporation


Our audits of the consolidated financial statements referred to in our report dated February 2, 1995, appearing within the CTS Corporation 1994 Annual Report to Stockholders, (which report and consolidated financial statements are incorporated by reference in the Annual Report on Form 10-K) also included an audit of the Financial Statement Schedule listed in item 14(a) of this Form 10-K. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.



PRICE WATERHOUSE LLP



South Bend, Indiana
February 2, 1995

                         CTS CORPORATION
         SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                    (In thousands of dollars)

                                                  Additions
                               Balance at   Charged to   Charged to
                              Beginning of   Costs and      Other                     Balance at
     Classification              Period       Expenses     Accounts     Deductions   End of Period


Year ended December 31, 1994:
  Allowance for
   doubtful receivables          $709         $277          $ 0           $117           $869


Year ended December 31, 1993:

  Allowance for
   doubtful receivables          $303         $521          $85           $200           $709

Year ended December 31, 1992:

  Allowance for
   doubtful receivables          $420         $157          $ 7(a)        $281(b)        $303



(a) Recoveries.
(b) Uncollectible accounts written off.

                                EXHIBIT 22


                     CTS CORPORATION AND SUBSIDIARIES


CTS Corporation (Registrant), an Indiana corporation

Subsidiaries

CTS Corporation, a Delaware corporation

CTS Singapore, Pte. Ltd., a Republic of Singapore corporation

CTS of Panama, Inc., a Republic of Panama corporation

CTS Components Taiwan, Ltd.,(1) a Taiwan, Republic of China corporation

CTS de Mexico S.A.,1 a Republic of Mexico corporation

CTS Export Corporation, a Virgin Islands corporation

CTS of Canada, Ltd., a Province of Ontario (Canada) corporation

CTS Manufacturing (Thailand) Ltd.,(1) a Thailand corporation

CTS Electronics Hong Kong Ltd.,(1) a Republic of Hong Kong corporation

CTS Corporation U.K. Ltd., a United Kingdom corporation

CTS Printex, Inc., a California corporation

CTS Micro Peripherals, Inc., a California corporation

Micro Peripherals Singapore (Private) Limited, a Republic of
Singapore corporation


Corporations whose names are indented are subsidiaries of the preceding non-indented corporations. Except as indicated, each of the above subsidiaries is 100% owned by its parent company.
Operations of all subsidiaries and divisions are consolidated in the financial statements filed.

(1) Less than 1% of the outstanding shares of stock is owned of record by nominee shareholders pursuant to national laws regarding resident or nominee ownership.

STOCKHOLDER INFORMATION
(In thousands of dollars except per share data)

                   Quarterly Results of Operations

                                            Earnings
                                             Before                  Net
               Net     Gross    Operating  Changes in  Accounting  Earnings
              Sales  Earnings   Earnings   Accounting   Changes    (Loss)

1994
1st quarter $ 64,357   $14,127  $ 3,560    $ 2,490               $ 2,490
2nd quarter   70,618    15,633    5,525      3,889                 3,889
3rd quarter   65,950    13,667    4,368      3,031                 3,031
4th quarter   67,782    13,432    7,231(a)   4,557(a)              4,557(a)

            $268,707   $56,859  $20,684    $13,967               $13,967

1993
1st quarter $ 60,439   $12,620  $ 2,579    $ 1,767     $(4,614)  $(2,847)
2nd quarter   62,613    12,711    3,043      1,810                 1,810
3rd quarter   58,107    10,285    2,189      1,063                 1,063
4th quarter   55,820    11,728    3,210      1,930                 1,930

            $236,979   $47,344  $11,021    $ 6,570     $(4,614)  $ 1,956

                            Per Share Data

                                          Earnings
                                            Before                   Net
                              Dividends Changes in   Accounting   Earnings
             High(b)    Low(b) Declared Accounting     Changes     (Loss)

1994
1st quarter    $24.00  $19.50     $.10     $ .48                    $.48
2nd quarter     26.13   21.88      .10       .75                     .75
3rd quarter     29.13   24.63      .10       .59                     .59
4th quarter     31.00   27.13      .15       .88                     .88

                                  $.45     $2.70                   $2.70

1993
1st quarter    $19.50  $17.25     $.10     $ .34        $(.89)     $(.55)
2nd quarter     21.00   17.00      .10       .35                     .35
3rd quarter     22.38   20.25      .10       .21                     .21
4th quarter     22.00   19.13      .10       .37                     .37

                                  $.40     $1.27        $(.89)     $ .38

(a) Includes reversal of $975 of litigation and customer claims reserves which were favorably settled.
(b) The market price range of CTS Corporation common stock on the New York Stock Exchange for each of the quarters during the last two years.

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of dollars except per share amounts)
                                                      Year Ended

                                         December 31  December 31  December 31
                                                1994         1993         1992

Net sales                                   $268,707     $236,979     $227,391
Cost of goods sold                           211,848      189,635      186,290

     Gross earnings                           56,859       47,344       41,101
Selling, general and
 administrative expenses                      36,175       36,323       37,855
(Gain) on sale of property
  and other related provisions--Note B                                    (852)

     Operating earnings                       20,684       11,021        4,098

Other (expenses) income:
  Interest expense                              (714)        (980)      (1,267)
  Interest income                                657          580          656
  Other                                          860         (361)         334

     Total other income (expenses)               803         (761)        (277)

     Earnings before income taxes
      and cumulative effect
      of changes in accounting
      principles                              21,487       10,260        3,821
Income taxes--Note H                           7,520        3,690        1,920

Earnings before cumulative effect
 of changes in accounting
 principles                                   13,967        6,570        1,901
Cumulative effect of accounting
 change - postretirement benefits
 --Notes A and G                                           (5,096)
Cumulative effect of accounting change -
  income taxes--Notes A and H                                 482

     Net earnings                           $ 13,967     $  1,956     $  1,901

     Net earnings per share:
       Before accounting changes               $2.70        $1.27         $.37
       Cumulative effect on prior
        years of accounting changes                          (.89)
       Net earnings per share                  $2.70         $.38         $.37


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(In thousands of dollars)

                                                                Cumulative Deferred
                                                Common Retained Translation  Compen-  Treasury
                                                 Stock Earnings  Adjustment  sation     Stock    Total

  Balances at December 31, 1991                $34,472 $102,482     $1,294   $(172) $(15,591)  $122,485
Net earnings                                              1,901                                   1,901
Cash dividends of $.6625 per share                       (3,410)                                 (3,410)
Issued 23,400 shares on exercise of
 stock options                                   (204)                                   669        465
Nonemployee Directors' stock retirement plan                                     7                    7
Currency translation adjustment                                     (2,157)                      (2,157)
Issued 3,600 shares net on restricted stock
 and cash bonus plan                              (23)                         (80)      103
Deferred compensation recognized                                                81                   81

  Balances at December 31, 1992                 34,245  100,973       (863)   (164)  (14,819)   119,372
Net earnings                                              1,956                                   1,956
Cash dividends of $.40 per share                         (2,061)                                 (2,061)
Nonemployee Directors' stock retirement plan                                     8                    8
Currency translation adjustment                                       (186)                        (186)
Issued 1,000 shares on restricted stock and
 cash bonus plan                                    (9)                        (19)       28
Stock compensation                                 (14)                                   45         31
Deferred compensation recognized                                                83                   83

  Balances at December 31, 1993                 34,222  100,868     (1,049)    (92)  (14,746)   119,203
Net earnings                                             13,967                                  13,967
Cash dividends of $.45 per share                         (2,329)                                 (2,329)
Nonemployee Directors' stock retirement plan        (4)                          3        12         11
Currency translation adjustment                                        695                          695
Issued 15,500 shares on restricted stock and
 cash bonus plan                                    51                        (358)      307
Issued 8,650 shares on exercise of stock options   (72)                                  248        176
Stock compensation                                   1                                    12         13
Deferred compensation recognized                                               119                  119

  Balances at December 31, 1994                $34,198 $112,506     $ (354)  $(328) $(14,167)  $131,855

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                      December 31 December 31
(In thousands of dollars)                               1994        1993

ASSETS

Current Assets
  Cash and equivalents                              $ 24,922   $  23,534
  Accounts receivable, less allowances
   (1994--$869; 1993--$710)                           35,029      30,627
  Inventories
    Finished goods                                     5,725       5,064
    Work-in-process                                   16,531      15,344
    Raw materials                                     19,200      15,651

     Total inventories                                41,456      36,059
  Other current assets                                 3,032       1,929
  Deferred income taxes--Note H                        6,228       5,117

     Total current assets                            110,667      97,266
Property, Plant and Equipment
  Buildings and land                                  41,945      40,669
  Machinery and equipment                            148,481     141,739

     Total property, plant and equipment             190,426     182,408
  Less accumulated depreciation                      139,649     134,566

     Net property, plant and equipment                50,777      47,842
Other Assets
  Goodwill, less accumulated amortization
   (1994--$7,010; 1993--$6,330)                        5,221       5,801
  Prepaid pension expense--Note G                     39,408      32,845
  Other                                                  753       1,310

     Total other assets                               45,382      39,956

Total Assets                                        $206,826    $185,064

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Notes payable--Note C                             $  7,436    $ 12,822
  Current maturities of long-term obligations            304         341
  Accounts payable                                    12,768      11,611
  Accrued salaries and wages                           6,483       5,802
  Accrued taxes other than income                      1,577       1,823
  Income taxes payable                                 2,288       1,406
  Other accrued liabilities--Note K                   13,936      16,083

     Total current liabilities                        44,792      49,888
Long-term Obligations--Note D                         15,595       4,995
Deferred Income Taxes--Note H                          9,222       5,329
Postretirement Benefits--Note G                        5,362       5,649
Stockholders' Equity
  Common stock-authorized 8,000,000 shares
   without par value; issued 5,807,031 shares         33,870      34,130
  Retained earnings                                  112,506     100,868
  Cumulative translation adjustment                     (354)     (1,049)

                                                     146,022     133,949
     Less cost of common stock held in treasury
      (1994--628,427 shares; 1993--653,607 shares)   14,167      14,746

     Total stockholders' equity                      131,855     119,203

Total Liabilities and Stockholders' Equity          $206,826    $185,064

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)
                                                    Year Ended

                                     December 31    December 31    December 31
                                           1994            1993           1992
Cash flows from operating activities:
  Net earnings                          $13,967         $ 1,956        $ 1,901
  Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
     Cumulative effect of change
      in accounting for:
       Postretirement benefits                            5,096
       Income taxes                                        (482)
     Depreciation and amortization       11,236          12,143         11,665
     Deferred income taxes                2,519             767            303
     Gain on sale of property,
      plant and equipment                   (20)            (17)          (944)
     Translation (gain) loss               (523)            384             92
     Deferred compensation                  122              91             88
     Provision for disposition of operations                               621
     Change in assets and liabilities
      (net of effects of
       purchase of  ODL)--Note B:
         Accounts receivable             (4,402)         (2,747)         2,473
         Inventories                     (3,297)          1,163          3,442
         Prepaid pension asset           (6,563)         (5,986)        (4,907)
       Accounts payable and accrued
        liabilities                         (38)          1,627          2,258
       Income taxes payable                 882           1,629         (2,040)
       Other                             (1,328)          1,941         (2,114)

       Total adjustments                 (1,412)         15,609         10,937

         Net cash provided by
          operating activities           12,555          17,565         12,838

Cash flows from investing activities:
  Proceeds from sale of property,
   plant and equipment                      411             998          1,401
  Capital expenditures (excluding ODL)  (10,000)        (11,696)        (8,831)
  Payment for purchase of ODL            (5,501)
  Other                                                                    129

         Net cash used in investing
          activities                    (15,090)        (10,698)        (7,301)

Cash flows from financing activities:
  Proceeds from issuance of long-term
   obligations                           15,000                          2,938
  Payments of long-term obligations      (4,479)         (6,179)        (2,348)
  (Decrease) increase in notes payable   (6,050)          6,898         (2,319)
  Stock options exercised                   176                            465
  Dividends paid                         (2,067)         (2,061)        (3,857)

         Net cash provided by (used in)
          financing activities            2,580          (1,342)        (5,121)

Effect of exchange rate changes on cash   1,343            (446)           (92)

Net increase in cash                      1,388           5,079            324
Cash at beginning of year                23,534          18,455         18,131

Cash at end of year                     $24,922         $23,534        $18,455

Supplemental cash flow information
  Cash paid during the year for:
    Interest                            $   658         $ 1,076        $ 1,206
    Income taxes - net                    4,009           1,294          2,819

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Inventories: Inventories are stated at the lower of cost or market. Cost is principally determined using the first-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets principally on the straight-line method.

Goodwill: The excess of cost over the fair value of net assets of businesses acquired is amortized on the straight-line method over the periods expected to be benefited.

Retirement Plans: The Company has various defined benefit and defined contribution retirement plans covering a majority of its employees. The Company's policy is to annually fund the defined benefit pension plans at or above the minimums required under the Employee Retirement Income Security Act of 1974 (ERISA).

Research and Development: Research and development costs, included in cost of sales, consist of expenditures incurred during the course of planned search and investigation aimed at discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of prototypes. The Company expenses all research and development costs as they are incurred.

Income Taxes: The Company provides deferred income taxes for transactions reported in different periods for financial reporting and income tax return purposes pursuant to the requirements of Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes." The underlying differences consist primarily of depreciation differences, pension income, postemployment benefits, certain nondeductible accruals and inventory reserves.

Reclassifications: Certain reclassifications have been made for all years presented in the financial statements to conform to the classifications adopted in 1994.

Translation of Foreign Currencies: The financial statements of all of the Company's non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all translation adjustments included in the determination of net income. The assets and liabilities of the Company's United Kingdom subsidiary are translated into U.S. dollars principally at the current exchange rate with resulting translation adjustments made directly to the "Cumulative translation adjustment" component of stockholders' equity. Income statement accounts are translated at the average rates during the period.

Financial Instruments: The Company's financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under notes payable and long-term debt. In accordance with the requirements of FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," the Company is providing the following fair value estimates and information regarding valuation methodologies. The carrying value for cash and cash equivalents, and trade receivables and payables approximates fair value based on the short-term maturities of these instruments. The carrying value for all long-term debt outstanding at December 31, 1994, and 1993 approximates fair value where fair value is based on market prices for the same or similar debt and maturities.

At December 31, 1994, the Company had forward foreign exchange currency contracts for the sale of various currencies aggregating $5 million. The cost of these contracts approximates fair value. The Company occasionally uses forward exchange currency contracts to minimize the impact of foreign currency fluctuations on the Company's costs and expenses. These contracts have minimal credit risk because the counterparties are well-established financial institutions.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Concentration of Credit Risk: The Company sells its products to customers primarily in the automotive, data processing, communications equipment and defense and aerospace industries, primarily in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers to minimize credit risk. The Company generally does not require collateral.

Accounting Changes: Effective January 1, 1993, the Company adopted the provisions of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and FASB Statement No. 109, "Accounting for Income Taxes." For postretirement benefits, the Company changed its practice from expensing these costs as incurred to accruing these costs during the employees' active working careers. For income taxes, the Company changed its practice from following FASB Statement No. 96, of the same title, which required a similar approach in computing deferred income taxes. The primary change was to recognize deferred tax benefits that were not recognized under FASB Statement No. 96.

Earnings Per Share: Earnings per common share are based on the weighted average number of shares outstanding.



NOTE B - Purchase of Assets, Sale of Property and Other Related
Provisions

During 1994, the Company acquired, in a cash transaction, inventory and fixed assets of the Light Emitting Diode (LED)-- based Fiber Optic Data Link (ODL) product line of AT&T Microelectronics for $5.5 million. The cost of the acquisition, which also included order backlog on sales contracts, rights to intellectual property, design and manufacturing technology and trademark of the AT&T Lightwave LED-based ODL business, was allocated among the assets purchased based on estimated fair value, with fixed assets being reduced for the excess of fair value over cost.

During 1992, the Company sold the assets of its tool, die and machinery business recognizing a pretax gain of $587,000. Also, during 1992, the Company sold its Paso Robles, California, manufacturing plant and most of the associated real estate and recognized a net pretax gain of $886,000. Additionally, during 1992, the Company incurred $621,000 of expense to close its remaining Hong Kong manufacturing operations.



NOTE C - Short-term Borrowings

Short-term borrowings consist of demand notes payable to various banks with an average interest rate of 6.6% at December 31, 1994, 4.4% at December 31, 1993, and 4.8% at December 31, 1992. The notes were issued in connection with unsecured lines of credit arrangements, the unused portions of which totaled $7,544,000 at December 31, 1994. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option.

Average daily short-term borrowings, including borrowings denominated in non-U.S. currencies, during 1994, 1993 and 1992 were $11,776,000, $12,051,000 and $6,269,000, respectively. The weighted average interest rates, computed by relating interest expense to average daily short-term borrowings, were 5.5% in 1994, 4.3% in 1993 and 5.4% in 1992.

The maximum amount of short-term borrowings at the end of any month during 1994, 1993 and 1992 was $12,977,000, $13,842,000 and
$8,334,000, respectively. The short-term borrowings outstanding at December 31, 1992, were $5,827,000.


NOTE D - Long-term Obligations

Long-term obligations were comprised of the following:


                                               (In thousands)
                                             1994         1993

Long-term debt:
  Five-year term loan at 8.38%, due in
    1996 through 1999.                      $15,000
  Revolving credit agreements, average
    interest rates of 6.2% in 1994 and
    6.1% in 1993, due in 1996 and 1997                    $3,959
  Other                                         899        1,211

                                             15,899        5,170
  Less current maturities                       304          341

     Total long-term debt                    15,595        4,829
  Other                                                      166

 Total long-term obligations                $15,595       $4,995


The Company has a five-year $15,000,000 term loan with three banks, of which $2,000,000 expires in 1996, $2,000,000 expires in 1997, $2,000,000 expires in 1998 and $9,000,000 expires in 1999.

The Company has unsecured revolving credit agreements totaling $47,000,000 with four banks, of which $2,000,000 expires in 1996 and $45,000,000 expires in 1997. Interest rates on these borrowings fluctuate based upon market rates. The Company pays an average commitment fee of three-tenths percent per annum on the revolving credit agreements. The credit agreements and term loan require, among other things, that the Company maintain certain minimum working capital, total liabilities to tangible net worth, tangible net worth requirements and interest coverage.

Annual maturities of long-term debt during the four years subsequent to 1995 are as follows: 1996--$2,203,000; 1997--
$2,196,000; 1998--$2,196,000; 1999--$9,000,000.


NOTE E - Operating Leases

The Company leases certain facilities and machinery and equipment under noncancelable operating leases which expire at various dates through 1999 and thereafter. Certain of these leases contain renewal options. All leases require the Company to pay property taxes, insurance and normal maintenance.

Total minimum rental payments under all operating leases are not significant.


NOTE F - Stock Plans

Under the Company's stock option plans, options may be granted to officers and key employees in the form of incentive stock options or nonqualified stock options.

Options are granted at the fair market value on the grant date and are exercisable generally in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. Upon the exercise of stock options, payment may be made using cash, shares of the Company's common stock or any combination thereof.

Information regarding the Company's stock option plans is as follows:



                                      Number of                 Price
                                       Shares                 Per Share

Outstanding at January 1, 1993         59,750              $19.75 to $25.50

Granted                                11,000                         19.125
Expired or canceled                   (26,100)              19.75  to 25.50

Outstanding at December 31, 1993       44,650               19.125 to 20.625
Granted                                57,000                         24.75
Exercised                              (8,650)              19.125 to 20.625
Expired or canceled                    (7,000)              19.125 to 24.75

Outstanding at December 31, 1994       86,000               19.125 to 24.75

Exercisable at December 31, 1994       22,150               19.125 to 20.625

Available for future grants at
  December 31, 1994                   199,739


The Company has a discretionary Restricted Stock and Cash Bonus Plan (Plan) which reserves 400,000 shares of the Company's common stock for sale, at market price or below, or award to key employees. Shares awarded or sold are subject to restrictions against transfer and repurchase rights of the Company. In general, restrictions lapse at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award, or the excess of the fair market value over the original purchase price if the shares were purchased. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale.

Under the Plan, during 1994, 15,500 shares were awarded leaving 363,900 shares available for award or sale at December 31, 1994. In 1993, 1,000 shares were awarded. In 1992, 6,000 shares were awarded and 2,400 shares were forfeited due to terminations. In addition to the shares issued and the amortization of deferred compensation included in the Consolidated Statements of Stockholders' Equity, the Company accrued $212,000, $68,000 and $82,000 for additional compensation payable under the provisions of the Plan in 1994, 1993 and 1992, respectively.

The Company has a Stock Retirement Plan for nonemployee Directors. This retirement plan provides for a portion of the total compensation payable to nonemployee Directors to be deferred and paid in Company stock. Under this plan, the amount of the actual dollar compensation was $11,100, $7,900 and $7,000 in 1994, 1993 and 1992, respectively.


NOTE G - Employee Retirement Plans

Defined benefit plans

The Company has a number of noncontributory defined benefit pension plans (Plans) covering approximately 40% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

Net pension income for the Plans in 1994, 1993 and 1992 includes the following components:

                                          (In thousands)
                                    1994         1993       1992

Service cost--benefits earned
  during the year                $ 2,374      $ 2,143    $ 2,375
Interest cost on projected
  benefit obligation               4,769        4,632      4,670
Actual loss (return) on plan
  assets                           2,565      (13,622)   (13,667)
Net amortization and deferral    (16,271)         861      1,715

Net pension income               $(6,563)     $(5,986)   $(4,907)

The following table details the funded status of the Plans at December 31, 1994, and December 31, 1993:

                                                 (In thousands)
                                                 1994       1993

Actuarial present value of benefit obligations:
   Vested benefits                           $ 58,224   $ 59,722
   Nonvested benefits                           2,461      2,610

   Accumulated benefit obligation            $ 60,685   $ 62,332

Plan assets at fair value                    $115,319   $121,966
Projected benefit obligation                   66,775     67,282

Plan assets in excess of the projected
 benefit obligation                            48,544     54,684
Unrecognized prior year service cost              212        351
Unrecognized net loss (gain)                    3,672     (8,883)
Unrecognized net asset                        (13,020)   (13,307)

Prepaid pension expense                      $ 39,408   $ 32,845


Assumptions used in determining net pension income and the funded status of U.S. defined benefit pension plans were as follows:

                                              1994    1993   1992

Discount rates (funded status)               8.25%   7.25%  7.25%
Rates of increase in compensation levels
 (salaried plan only)                        5%-7%   5%-7%  5%-7%
Expected long-term rate of return on assets     9%     10%    10%


Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year. Effective with the December 31, 1994, measurement date, the discount rate, expected long-term rate of return on assets and mortality assumptions were revised to reflect current market and demographic conditions. As a result of these changes, the December 31, 1994, projected benefit obligation decreased by $2.4 million. These changes had no effect on 1994 pension income, but will reduce 1995 pension income by $1.2 million.

The majority of U.S. defined benefit pension plan assets are invested in common stock, including $5,526,000 in CTS common stock, U.S. government bonds and cash and equivalents. The balance is invested in corporate bonds, a private equity fund, non-U.S. bonds and convertible issues.

Because the domestic plans are fully funded, the Company made no contributions during 1994, 1993 or 1992. Benefits paid by all Plans during 1994, 1993 and 1992 were $4,175,000, $4,289,000 and
$3,900,000, respectively.

Pension coverage for employees of certain non-U.S. subsidiaries
is provided through separate plans.   Contributions of $172,000,
$174,000 and $223,000 were made to the non-U.S. Plans in 1994, 1993 and 1992, respectively.

Defined contribution plans

The Company sponsors a 401(k) Plan and several other defined contribution plans which cover some of its non-U.S. employees and its domestic hourly employees not covered by a defined benefit pension plan. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) Plan and the other plans totaled $2,506,000 in 1994, $2,532,000 in 1993 and $1,998,000 in 1992.

Postretirement health and life insurance plans

In addition to providing pension benefits, the Company provides certain health care and life insurance programs for retired employees. Substantially all of the Company's domestic employees hired before December 31, 1993, become eligible for these benefits if they reach normal retirement age while working for the Company. Effective January 1, 1993, the Company implemented, on the immediate recognition basis, FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which resulted in a noncash charge of $5,096,000, net of an income tax benefit of $3,123,000, or $.99 per share.

Summary information on the Company's plans as of December 31,
1994, and December 31, 1993, is as follows:
                                                 (In thousands)
                                                 1994       1993

Accumulated postretirement benefit obligation:
  Active employees                            $(1,089)   $(1,479)
  Retirees and dependents                      (3,589)    (5,560)
                                               (4,678)    (7,039)
Unrecognized net gain                          (1,910)      (187)
Postretirement benefit obligation             $(6,588)   $(7,226)

The accumulated postretirement benefit obligation was determined using relevant actuarial assumptions and the terms of the Company's medical, dental and life insurance plans, including the effects of capped Company contribution rates and discontinuance of Company payments toward retiree health and dental insurance effective January 1, 1996. The effect of a 1.0% annual increase in the assumed medical inflation rate of zero would be insignificant. Effective with the December 31, 1994, measurement date, the discount rate and mortality assumptions were revised to reflect current market and demographic conditions. As a result of these changes and favorable medical claims experience, the accumulated postretirement life obligation decreased by approximately $800,000 and the accumulated postretirement medical obligation decreased by approximately $700,000.

The Company funds medical and dental costs as incurred and funds life insurance benefits through term life insurance policies.
The Company plans to continue funding these benefits on a pay-as-you-go basis. The components of net periodic postretirement benefit expense for 1994 and 1993 are as follows:
                                                  (In thousands)
                                                 1994       1993

Service cost--beneifts earned during period      $ 43       $ 43
Interest cost on accumulated benefit obligation   511        637
Net expense                                      $554       $680


NOTE H - Income Taxes

Effective January 1, 1993, the Company adopted the provisions of FASB Statement No. 109, "Accounting for Income Taxes." FASB Statement No. 109 replaced FASB Statement No. 96, of the same title, which the Company previously used to account for income taxes. The effect of adopting FASB Statement No. 109 is to recognize deferred tax benefits that were not recognized under FASB Statement No. 96. The cumulative effect of the change in the method of accounting for income taxes as of the beginning of 1993 increased earnings by $482,000 or $.10 per share. Prior years' financial statements have not been restated to reflect the provisions of FASB Statement No. 109. The information disclosed for 1992 is computed under the requirements of FASB Statement No. 96.

The components of earnings before income taxes and cumulative effect of changes in accounting principles are comprised of the following:
                                             (In thousands)
                                         1994     1993      1992

Domestic                              $15,391  $ 8,965    $5,151
Non-U.S.                                6,096    1,295    (1,330)

   Total                              $21,487  $10,260    $3,821


The provision for income taxes charged to earnings before
cumulative effect of changes in accounting principles is
comprised of the following:
                                             (In thousands)
                                         1994     1993      1992

Current:
  Federal                              $1,998   $  908    $  292
  State                                   604      375       207
  Non-U.S.                              2,367    2,124     1,115

    Total current                       4,969    3,407     1,614

Deferred:
  Federal                               1,268      154       648
  State                                   400      429
  Non-U.S.                                883     (300)     (342)

    Total deferred                      2,551      283       306

    Total provision for income taxes   $7,520   $3,690    $1,920


Significant components of the Company's deferred tax liabilities and assets at December 31, 1994, and 1993, are:

                                                 (In thousands)
                                                1994        1993

Depreciation                                 $   913     $   270
Pensions                                      13,396      11,176
Other                                          2,192       1,013

Gross deferred tax liabilities                16,501      12,459

Postemployment benefits                        2,240       2,513
Inventory reserves                             2,778       1,777
Loss carryforwards                             6,575       8,119
Credit carryforwards                           5,705       3,764
Nondeductible accruals                         3,013       3,064
Other                                            425         802

Gross deferred tax assets                     20,736      20,039

Net deferred tax assets                        4,235       7,580
Deferred tax assets valuation allowance       (7,229)     (8,023)

   Total                                     $(2,994)    $  (443)


During 1994, the valuation allowance was increased as a result of an increase in unutilized net operating loss carryforwards in some taxing jurisdictions and decreased by the utilization of net operating losses in other jurisdictions. The net decrease in the valuation allowance was $794,000.

A reconciliation of the Company's effective income tax to the statutory federal income tax follows:


                                              (In thousands)
                                          1994     1993     1992


Taxes at the U.S. statutory rate       $ 7,306  $ 3,488   $1,299
State income taxes, net of federal
 income tax benefit                        663      531      176
Non-U.S. income taxed at rates
 different than the U.S. statutory rate  1,639    1,494    1,511
Utilization of net operating loss
 carryforwards and benefit of scheduled
 tax credits                            (2,544)  (1,842)  (1,751)
Alternative Minimum Tax                                      711
Other                                      456       19      (26)

    Provision for income taxes         $ 7,520  $ 3,690   $1,920


Undistributed earnings of certain non-U.S. subsidiaries amounting to $40,741,000 at December 31, 1994, are intended to be permanently invested and accordingly, no provision has been made for non-U.S. withholding taxes on these earnings. In the event all undistributed earnings were remitted, approximately
$4,602,000 of withholding tax would be imposed.

The Company has U.S. tax basis net operating loss carryforwards and business tax credits of approximately $4,297,000 and $2,933,000, respectively, at December 31, 1994. All of the U.S. net operating losses and business credit carryforwards expire between the years 2001 and 2006. In addition, the Company has various non-U.S. tax basis net operating losses and business credit carryforwards of $18,673,000 and $25,000, respectively. A portion, $2,496,000, of the non-U.S. net operating loss and $25,000 of the business credit carryforwards expire in 1997. The remainder of the net operating loss carryforwards has an unlimited carryforward period. In addition, the Company has alternative minimum tax credit carryforwards of approximately $2,747,000, which have no expiration date.


NOTE I - Business Segment and Non-U.S. Operations

The Company's operations comprise one business segment, the manufacturing of electronic components. Electronic components include production and sale of resistor networks, variable resistors, frequency control devices, electronic connectors, hybrid microcircuits, automotive control devices, switches, loudspeakers and industrial electronics.

Sales to a major automotive manufacturer were $49,400,000 in 1994, $40,100,000 in 1993 and $30,700,000 in 1992. Although
sales to a major computer manufacturer were only $4,400,000 in 1994, sales to the same customer were significantly higher in 1993 at $24,000,000 and in 1992, were $19,300,000.

The non-U.S. operations or facilities are located in Taiwan, Singapore, Hong Kong, Thailand, United Kingdom, Canada and
Mexico.   Net sales to unaffiliated customers from other non-U.S.
operations in the aggregate equaled 18%, 16% and 14% of the consolidated total for each of the years 1994, 1993 and 1992, respectively. Net sales to unaffiliated customers from the United Kingdom operation equaled 16%, 12% and 10% of the consolidated total for 1994, 1993 and 1992, respectively.

Net assets of subsidiaries located in non-U.S. countries as of December 31, 1994, and December 31, 1993, are summarized as follows:
                                                   (In thousands)
                                                   1994     1993

Net current assets                              $23,751  $19,910
Property, plant and equipment--net               23,342   23,899
Goodwill and other long-term assets               2,331    2,304
Long-term obligations                              (586)  (4,699)
Deferred income taxes                            (1,485)    (174)
    Total net assets of non-U.S. subsidiaries   $47,353  $41,240

Net sales by geographic area include both sales to unaffiliated customers and transfers between geographic areas. Such transfers are accounted for primarily on the basis of a uniform intercompany pricing policy. Operating profit is total revenue less operating expenses. In computing operating profit, none of the following items have been added or deducted: general corporate expenses, interest expense, other income and expenses and income taxes. Identifiable assets by geographic area are those assets that are used in the Company's operations in each such area. The Corporate Office assets are principally property and equipment and other noncurrent assets.

Summarized financial information concerning the geographic areas of operation for 1994, 1993 and 1992 is shown in the following table. The caption "Eliminations" includes intercompany sales and other transactions which are eliminated or adjusted in arriving at consolidated data.


Geographic Area                                          (In thousands)
                                                 1994         1993         1992
Net Sales
  Domestic:
    Sales to unaffiliated customers          $178,032     $170,566     $172,646
    Transfers to non-U.S. area                  4,179        4,484        4,469

                                              182,211      175,050      177,115
  Other Non-U.S.:
    Sales to unaffiliated customers            47,896       37,868       32,743
    Transfers to domestic area                  7,168       10,397       15,703

                                               55,064       48,265       48,446
  United Kingdom:
    Sales to unaffiliated customers            42,779       28,545       22,002
    Transfers to domestic area                    514          149          388

                                               43,293       28,694       22,390
  Eliminations                                (11,861)     (15,030)     (20,560)

          Total net sales                    $268,707     $236,979     $227,391

Operating Profit
  Domestic                                   $ 18,109     $ 12,060     $  8,237
  Other Non-U.S.                                3,708        4,476        2,860
  United Kingdom                                4,569          910       (1,313)
  (Gain) on sale of property and
    other related provisions                                               (852)

                                               26,386       17,446       10,636
  Eliminations                                      1          (19)         (51)

                                               26,387       17,427       10,585
  General corporate expenses                    5,703        6,406        6,487

  Operating profit                             20,684       11,021        4,098
  Other income (expenses)--net                    803         (761)        (277)

    Earnings before income taxes and
      cumulative effect of changes in
      accounting principles                  $ 21,487     $ 10,260     $  3,821

Assets Apportioned by Area
  Domestic                                   $ 86,605     $ 73,256     $ 78,747
  Other Non-U.S.                               43,272       54,452       48,331
  United Kingdom                               23,419       18,398       17,847

                                              153,296      146,106      144,925
  Eliminations                                 (3,305)      (5,047)      (2,972)

                                              149,991      141,059      141,953
  Corporate assets                             56,835       44,005       28,820

          Total assets                       $206,826     $185,064     $170,773


Geographic Area
                                                         (In thousands)
                                                 1994         1993         1992
Capital Expenditures
  Domestic                                    $ 9,738      $ 7,318       $4,062
  Other Non-U.S.                                2,367        3,300        1,790
  United Kingdom                                1,296        1,078        2,979

          Total                               $13,401      $11,696       $8,831



NOTE J - Supplemental Statement of Earnings Information

The following costs and expenses were charged to operations:

                                                          (In thousands)
                                                 1994         1993         1992

Maintenance and repairs                       $ 4,329      $ 3,778      $ 3,248

Depreciation of property, plant
 and equipment                                 10,556       11,211       10,977

Amortization of intangible assets                 680          932          688

Research and development costs                  7,050        5,708        6,092

Rent expense                                    1,391        1,241        1,172


Royalties, taxes (other than payroll taxes and income taxes) and advertising costs were each less than one percent of the total sales for each of the three years.


NOTE K - Contingencies

Certain processes in the manufacture of the Company's current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. The Company has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party (PRP) regarding hazardous waste remediation at several non-CTS sites. The factual circumstances of each site are different; the Company has determined that its role as a PRP with respect to these sites, even in the aggregate, will not have a material adverse effect on the Company's business or financial condition, based on the following: 1) the Company's status as a de minimis party; 2) the large number of other PRPs identified; 3) the identification and participation of many larger PRPs who are financially viable; 4) defenses concerning the nature and limited quantities of materials sent by the Company to certain of the sites; and/or 5) the Company's experience to-date in relation to the determination of its allocable share. In addition to these non-CTS sites, the Company has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against the Company with respect to other environmental matters. Accrued environmental costs as of December 31, 1994, totaled $3.8 million, compared with $3.0 million at December 31, 1993. In the opinion of management, based upon presently available information, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position or results of operations of the Company.

Certain claims are pending against the Company with respect to matters arising out of the ordinary conduct of its business. In the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect the Company's consolidated financial position or results of operations.


NOTE L - Related Party Transactions

Dynamics Corporation of America (DCA) owned 2,222,100 shares (42.9%) of the Company's outstanding common stock at December 31, 1994. In 1987, CTS shareholders voted not to grant DCA voting rights on 1,020,000 of these shares. In addition to stock ownership, as of December 31, 1994, two representatives of DCA serve on the Company's Board of Directors. The normal business transactions between the Company and DCA are insignificant.

                     REPORT OF INDEPENDENT ACCOUNTANTS



To the Stockholders and
Board of Directors of CTS Corporation


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CTS Corporation and its subsidiaries at December 31, 1994, and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Notes to Consolidated Financial Statements, effective January 1, 1993, the Company changed its method of accounting for income taxes by adopting Statement of Financial
Accounting Standards No. 109, "Accounting for Income Taxes." Also effective January 1, 1993, the Company changed its method of accounting for postretirement healthcare and life insurance benefits by adopting, on an immediate recognition basis, Statement of Financial Accounting Standards No. 106, "Employers' Accounting for
Postretirement Benefits Other Than Pensions."


Price Waterhouse LLP

South Bend, Indiana
February 2, 1995

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                   AND RESULTS OF OPERATIONS (1992 - 1994)


Liquidity and Capital Resources

The table below highlights significant comparisons and ratios related to liquidity and capital resources of CTS Corporation (CTS or Company) for each of the last three years.


                                            (In thousands)
                                 December 31 December 31 December 31
                                        1994        1993        1992

Net cash provided by (used in):
    Operating activities            $ 12,555    $ 17,565    $ 12,838
    Investing activities             (15,090)    (10,698)     (7,301)
    Financing                          2,580      (1,342)     (5,121)

Working capital                     $ 65,875    $ 47,378    $ 50,114
Current ratio                           2.47        1.95        2.34
Interest-bearing debt               $ 23,318    $ 17,992    $ 16,359
Cash and equivalents                  24,922      23,534      18,455
Net tangible worth                   126,634     113,402     112,693
Ratio of interest-bearing debt
  to net tangible worth                  .18         .16         .15


During 1994, cash flow of $12.6 million continued positive from operating activities, primarily as a result of the significant improvement in operating earnings. However, offsetting the favorable impact of the higher earnings was the higher working capital requirements to support the increased sales levels, which reduced operating cash flow by $5.0 million from 1993.

Investing requirements increased during 1994 by $4.4 million, primarily due to the $13.4 million of capital expenditures,
including $3.4 million for ODL fixed assets.   Additionally,
financing activities increased during 1994 and were generated by the higher sales levels and the acquisition of the ODL product line where $2.1 million of additional expenditures were made for inventory.

During 1993, positive cash flow from operating activities increased by $4.7 million from 1992, primarily due to the $9.6 million increase in sales, which resulted in a $4.7 million increase in earnings before noncash charges for accounting changes. Cash flow in 1992 from operating activities was also significantly favorable, primarily due to the appropriate management of assets.

A significant noncash component of operating earnings during the 1992 to 1994 period was pension income of $6.6 million, $6.0 million and $4.9 million in 1994, 1993 and 1992, respectively. As a result of the Company's overfunded pension position, no cash contributions are anticipated to be required in the immediate future to meet the Company's pension benefit obligations.

The major investment activity during the last three years was capital expenditures, which totaled $13.4 million in 1994, $11.7 million in 1993 and $8.8 million in 1992. The major capital expenditures in 1994 were for new products and product line enhancements. Also during 1994, capacity increases were required in our automotive and European connector businesses. The Company expects to increase its capital expenditures in 1995 over 1994 levels. These capital expenditures will be generally for new products and cost reduction programs.

In terms of financing activities, the Company negotiated a five-year, $15.0 million long-term loan which expires in 1999. This loan was primarily for the asset purchase and working capital needs related to the ODL product line acquisition. The net cash used for financing activities in 1993 primarily reflects loan renegotiations which reduced certain non-U.S. long-term debt and increased short-term borrowings, and additional short-term borrowings at certain non-U.S. locations. The primary financing use of cash in 1992 was the elective paydown of $1.7 million in debt.

Dividends paid in 1994 and 1993 were $2.1 million, while dividends paid in 1992 were $3.9 million. In response to the 1992 decrease in cash provided by operations, the Company reduced its annual quarterly dividend from $.1875 to $.10 per share effective with its February 1993 payment. However, in December 1994, the Board of Directors, principally as a result of the Company's improving performance, increased the quarterly dividend to $.15 per share, effective with the February 1995 payment.

At the end of each of the last three years, cash of various non-U.S. subsidiaries was invested in U.S.-denominated cash equivalents. Such cash is generally available to the parent Company. However, it is the Company's intention not to repatriate non-U.S. earnings. If all non-U.S. earnings were repatriated, approximately $4.6 million of withholding taxes would accrue.

At the end of 1994, CTS had $47.0 million of borrowing capacity available under two long-term revolving credit agreements. The U.S. revolving agreement of $45.0 million, which expires in April 1997, is the Company's primary credit vehicle and, together with cash from operations, should adequately fund the Company's anticipated cash needs.


Results of Operations

The table below highlights significant information with regard to the Company's results of twelve months of operations during the past three fiscal years.

                                        (In thousands)
                             December 31  December 31  December 31
                                    1994         1993         1992

Net sales                       $268,707     $236,979     $227,391
Gross earnings                    56,859       47,344       41,101
Gross earnings as a percent
  of sales                          21.2%        20.0%        18.1%
Selling, general and
  administrative expense        $ 36,175     $ 36,323     $ 37,855
Selling, general and
  administrative expense
  as a percent of sales             13.5%        15.3%        16.6%
Gain on sale of property and
  other related provisions                                     852
Operating earnings              $ 20,684     $ 11,021     $  4,098
Operating earnings as a
  percent of sales                   7.7%         4.7%         1.8%
Earnings before income taxes
  and cumulative effect of
  changes in accounting
  principles                    $ 21,487     $ 10,260     $  3,821
Income taxes                       7,520        3,690        1,920
Income tax rate                     35.0%        36.0%        50.2%


From 1993 to 1994, total sales increased by 13.4%, primarily as a result of substantial increases in our automotive and European connector businesses.

From 1992 to 1993, total sales increased by 4.2%, principally due to increased sales in our automotive product lines, which more than offset sales declines in our military connector and frequency controls products.

During the three-year period 1992-1994, the percentage of overall sales to the automotive market has increased from 25% to 38%, the defense and aerospace market percentage has decreased from 17% to 11%, and the other market areas have remained fairly constant.

The Company's 15 largest customers represented 62% of net sales in 1994 and 1993, and 58% in 1992. One customer, a major manufacturer of automobiles, comprised 18% of net sales in 1994, compared with 17% for 1993 and 14% for 1992. Although at a much lower level in 1994, a major manufacturer of data processing equipment comprised 10% and 8% of total net sales in 1993 and 1992, respectively.


Because most of CTS' revenues are derived from the sale of custom products, the relative contribution to revenues of changes in unit volume cannot be meaningfully determined. The Company's products are usually priced with reference to expected or required profit margins, customer expectations and market competition. Pricing for most of the Company's electronic component products frequently decreases over time and also fluctuates in accordance with total industry utilization of manufacturing capacity.

During 1994, improvement was realized in gross earnings, principally due to higher sales volume, production efficiencies and higher absorption of manufacturing expenses. Gross earnings were relatively similar in 1993 and 1992, giving consideration to the respective volume levels.

During 1994, selling, general and administrative expenses, slightly lower in dollars, also decreased as a percent of sales, principally owing to the fixed nature of the majority of these expenses and the continuing cost reduction programs. Also during 1994, the Company successfully resolved approximately $1 million of outstanding legal and customer claims, the provision for most of which had been established in 1993. Selling, general and administrative expenses, in dollars and as a percent of sales, decreased during 1993, primarily as a result of the cost containment and expense reduction programs in place during the year. A portion of the higher 1992 expenses in this area was due to problems caused by defective parts from a supplier. Also, during 1992, the Company continued to incur start-up costs in conjunction with its European expansion efforts.

During 1992, the Company continued to dispose of nonproductive assets, including its closed Paso Robles, California, facility and assets of its tooling business. These major asset sales generated cash of $2.7 million and a net pretax gain of $1.5 million.

In 1994, the principal reason for the improved operating earnings was the higher automotive and connector product sales, and improved performance in the resistor networks and electrocomponents businesses, which more than offset losses in our frequency controls and microelectronics product lines. The primary reason for the operating earnings increase in 1993 from 1992 was the increased automotive product sales. During 1992, the Company suffered losses as a result of a supplier-related defective component, which resulted in direct expenses of approximately $2.0 million and negatively affected our 1992 and 1993 sales. A settlement was negotiated with this vendor in 1993 and the Company recognized a $2.25 million recovery.

The slightly lower 1994 effective tax rate is a result of improved earnings, generating an increase in net operating loss carryforward utilization. This same situation contributed to the substantially lower effective tax rate for 1993, as compared to 1992.

Additionally, several non-U.S. locations, where no tax benefit was available, incurred losses in 1992 which resulted in the higher
1992 effective tax rate.

The effects of the 1993 accounting pronouncements FASB Statement
No. 106, "Employers' Accounting for Postretirement Benefits Other
Than Pensions," and FASB Statement No. 109, "Accounting for
Income Taxes," have been discussed in financial statement footnotes, Note G and Note H, respectively.

In terms of environmental issues, the Company has been notified by the U.S. Environmental Protection Agency, as well as state agencies and generator groups, that it is or may be a Potentially Responsible Party regarding hazardous waste remediation at non-CTS sites. Additionally, the Company provides reserves for probable remediation activities at certain of its manufacturing locations. These issues are discussed in Note K - Contingencies.


                                                        Five-Year Summary
                                        (In thousands of dollars except per share data)
                                          % of                % of                 % of                 % of                   % of
                                 1994    Sales         1993  Sales          1992   Sales         1991   Sales          1990   Sales
SUMMARY OF OPERATIONS
Net sales                      268707      100       236979    100        227391    100        229536    100          251044    100
Cost of goods sold             211848     78.8       189635     80        186290   81.9        189118   82.4          202115   80.5
  Gross earnings                56859     21.2        47344     20         41101   18.1         40418   17.6           48929   19.5
Selling, general and
  administrative
  expenses                      36175     13.5        36323   15.3         37855   16.6         35980   15.7           38051   15.2
(Gain) on sale of
  property and other
  related  provisions                                                       -852    -.3         -1857    -.8             796    0.3
  Operating earnings            20684      7.7        11021    4.7          4098    1.8          6295    2.7           10082      4
Other income
(expenses)--net                   803      0.3         -761    -.4          -277    -.1           -51      0            -549    -.2
  Earnings before
    income taxes
    and cumulative
    effect of changes
    in accounting
    principles                  21487      8.0        10260    4.3          3821    1.7          6244    2.7            9533    3.8
Income taxes                     7520      2.8         3690    1.6          1920    0.9          2030    0.9            2193    0.9
  Net earnings--
    before accounting
    changes                     13967      5.2         6570    2.7          1901    0.8          4214    1.8            7340    2.9
Cumulative effect
  on prior years of
  accounting
  changes (a)                                         -4614   -1.9
    Net earnings                13967      5.2         1956    0.8          1901    0.8          4214    1.8            7340    2.9
Retained earnings--
  beginning of year            100868                100973               102482               102110                  98629
Dividends declared              -2329                 -2061                -3410                -3842                  -3859
Retained earnings--
  end of year                  112506                100868               100973               102482                 102110
Average shares
outstanding                   5170406               5152556              5141936              5122433                5168688
Net earnings per share:
  Before accounting
    changes                       2.7                  1.27                 0.37                 0.82                   1.42
  Cumulative effect
    on prior years of
    accounting
    changes (a)                                       -0.89
    Net earnings                  2.7                  0.38                 0.37                 0.82                   1.42
Cash dividends
  per share                      0.45                   0.4               0.6625                 0.75                   0.75
Capital expenditures            13401                 11696                 8831                15967                  11821
Depreciation and
  amortization                  11236                 12143                11665                13102                  13052

FINANCIAL POSITION
AT YEAR-END
Current assets                 110667                 97266                87376                91493                  91152
Current liabilities             44792                 49888                37262                39569                  39102
Current ratio                2.5 to 1              1.9 to 1             2.3 to 1             2.3 to 1               2.3 to 1
Working capital                 65875                 47378                50114                51924                  52050
Inventories                     41456                 36059                37222                40855                  45389
Property, plant and
  equipment--net                50777                 47842                48529                53828                  53207
Total assets                   206826                185064               170773               176361                 172525
Short-term notes
  payable                        7436                 12822                 5827                 8160                   7750
Long-term obligations           15595                  4995                10826                11297                   8858
Stockholders' equity           131855                119203               119372               122485                 122298
Common shares
  outstanding                 5178604               5153424              5150824              5123824                5122124
Equity (book value)
  per share                     25.46                 23.13                23.18                23.91                  23.88

OTHER DATA
Stock price range
 (dollars per
  share to the
  nearest 1/8)          $31.00-$19.50         $22.38-$17.00        $24.50-$17.13        $24.00-$16.38         $23.63-$16.00
Average number
  of employees                   4056                  3975                 4335                 4847                   5540
Number of
  stockholders
  at year-end                    1136                  1198                 1278                 1343                   1439

(a) The Company adopted FASB 106, "Employers' Accounting for Postretirement Benefits Other Than
    Pensions"  and FASB 109, "Accounting for Income Taxes," as of January 1, 1993.